

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
Todd B. Schull
Executive Vice President, Chief Financial Officer, Treasurer and Secretary
TTM Technologies, Inc.
1665 Scenic Avenue, Suite 250
Costa Mesa, California, 92626

> **Re:** **TTM Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarterly Period Ended July 1, 2013**
> **Filed August 6, 2013**
> **File No. 000-31285**

Dear Mr. Schull:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.      You disclose that you have customers in the Middle East. Your website lists information on "EMEA," which we understand to mean Europe, the Middle East and Africa, regions that include Syria and Sudan. We also note that your website includes a drop down menu for requesting a capabilities sheet that includes Syria and Sudan, and a drop down menu for requesting a quote that includes Syria, Sudan and Cuba. Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through

subsidiaries, distributors, resellers or other direct or indirect arrangements, including through Huawei and Ericsson, companies you list as two of your five largest customers. According to recent news articles, Huawei does business in Syria. According to publicly available letters to the staff, Ericsson sells equipment and services in Syria, Sudan and Cuba, and it has offices in those countries. Your response should describe any services or products you have provided to Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.  Please discuss the materiality of your contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3.  Please address the potential for reputational harm from your relationships with Huawei and Ericsson in light of their business in Syria, Sudan and Cuba, and in Iran, which also is a U.S.-designated state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We note from Huawei's website that it conducts business with government-controlled Iranian companies, and we are aware of negative publicity, including reports of negative statements by U.S. government officials, regarding the nature of its business in Iran. We note also that Ericsson's 2012 Form 20-F includes disclosure that it has an office in Iran and it conducts business with government-controlled Iranian companies. We also are aware of negative publicity, including reports of negative statements by U.S. government officials, regarding the nature of Ericsson's business in Iran. In addition, we note 2012 news articles reporting that Ericsson's subsidiary in Panama paid a fine to the Department of Commerce for violating restrictions on exports to Cuba.

4.  We note disclosure on page 20 that your aerospace/defense sales are related to U.S. and foreign military and defense programs, and on page 26, that some of the items you manufacture are controlled for export by the Department of Commerce's Bureau of Industry and Security. Please tell us whether any of your contacts with Syria, Sudan and/or Cuba involve equipment, components or technologies that are dual use or are on the Department of Commerce's Commerce Control List.

Todd B. Schull
TTM Technologies, Inc.
September 6, 2013
Page 3


Form 10-Q for the Quarterly Period Ended July 1, 2013

Consolidated Condensed Statements of Operations, page 3

5.      We note that you completed the sale of your controlling interest in Dongguan Shengyi
        Electronics Ltd. (SYE) in June 2013.  Please tell us what consideration you gave to
        reporting this sale as a discontinued operation pursuant to ASC 205-20-45.  As part of
        your response, please tell us whether SYE was a component as described in ASC 205-20-
        20.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •    staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •    the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding
comments on the financial statements and related matters.  If you require further assistance, do
not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief